Filed by Masisa S.A.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Masisa S.A.
Commission File No. 1-12010

NEWS RELEASE

For Further Information:
Juan Diuana	Lucia Domville
Investor Relations	Citigate Financial Intelligence
Masisa S.A.	(201) 499-3548
(56 2) 707-8710	Email: lucia.domville@citigatefi.com
Email: juan.diuana@masisa.com
Internet: www.masisa.com

Masisa (MYS) and Terranova Agree to Merge

The merger creates one of the America’s largest forest products groups, with assets in Latin America and the United States in excess of US$1.8 billion.

Santiago, August 26th, 2004.-- The Boards of Directors of Masisa, S.A. (MYS) and Terranova, S.A., both Chilean public companies listed on the Chilean stock market, agreed to call extraordinary shareholders meetings to approve the merger of the two companies. Masisa has issued American Depository Shares that are listed on the New York Stock Exchange.

The Boards of Directors of both companies also agreed to propose to their shareholders an exchange of 2.56 shares of Terranova for each share of Masisa. Terranova intends to register ADS’s with the Securities and Exchange Commission and list those ADS’s on the NYSE. If the merger is approved, each ADS shareholder of Masisa will receive for each Masisa ADS Terranova ADS’s representing 76.8 shares of Terranova.

“When approved, the merger will consolidate the leading position that both companies have in the Americas. We believe that the strength of our strategic position will open up for us new growth opportunities,” said Julio Moura, Chairman of the Board of Directors of both Terranova and Masisa.

The merged company will hold assets in excess in Latin America and the United States of US$1.8 billion.

The new company will become a major Latin American forest products group with 387,000 hectares of forestry land in Chile, Argentina, Venezuela and Brazil. The majority of these forests are located in countries with growth rates that are among the highest in the world. These forests are managed for the production of high-value timber, with the most stringent environmental and sustainable development standards.

In addition, the Company will have a highly competitive industrial base, with manufacturing operations in Chile, Brazil, Venezuela, Argentina, Mexico and the United States. Today, Terranova together with its subsidiary Masisa, is the largest wood panel manufacturer in Latin America, with a total annual production capacity of approximately 2.3 million cubic meters. In sawn-wood, Terranova and Masisa have a production capacity of 650,000 cubic meters per year.

The merged company will also have a distribution network of more than 200 sales outlets called ‘Placacentros®’, located in 14 countries throughout Latin America. In Mexico, the merged company will be one of the main suppliers of sawn-wood and in the United States, it will have a strong presence in value-added millwork markets, for solid wood doors and moldings products.

During the first half of 2004, more than 60% of Terranova and Masisa’s consolidated revenues came from sales in investment grade countries, the United States, Canada, Mexico and Chile with the United States being the single most important market.

“Terranova and Masisa are highly complementary in the development of their forestry operations, the usage of raw materials, their products mix, and their distributions channels, while Terranova contributes with its own channel in the North American market. We believe that the merger process will proceed smoothly,” remarked Julio Moura.

The Chairman of the merged entity will be Julio Moura and the Chief Executive Officer will be Gonzalo Zegers.

Terranova, listed on the Chilean stock market, is an integrated forest products company, with operations in Chile, Brazil, Venezuela and the United States. Terranova owns 52.4% of Masisa.

MASISA, listed on the NYSE and the Chilean stock market, is the leading manufacturer in Latin America of OSB, MDF and particle wood boards and panels.

Additional Information and Where To Find It

In connection with the proposed business combination, Terranova S.A. will file a registration statement on Form F-4 that will include an information statement/prospectus and both Terranova S.A. and Masisa S.A. may file other relevant documents. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the information statement/prospectus (when it becomes available) and other documents filed by Terranova S.A. or Masisa S.A. with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the information statement/prospectus, when it becomes available, as well as Terranova’s related filings with the SEC, may also be obtained from Terranova by directing a request to Terranova S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Alejandro Droste, or by telephone at 562 350-6000. Free copies of any document filed by Masisa S.A. may also be obtained from Masisa by directing a request to Masisa S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.:Carlos Marin. or by telephone at 562 707-8800.

Forward-Looking Information

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to Terranova and Masisa, are intended to identify forward-looking statements. Statements regarding synergies of the merged companies, future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on August 26, 2004.

Santiago, August 26, 2004

Mr.
Alejandro Ferreiro Y.
Superintendente
Superintendencia de Valores y Seguros
Av. Libertador Bernardo O'Higgins N° 1449

Refference.: essential fact
Masisa S.A.
(Securities registration N° 132)

Pursuant to article 9 and the second clause of article 10 of the Chilean Securities Market Act N°18,045 and the Norma de Carácter General Number 30 of the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Authority) and being duly empowered by Masisa S.A.´s Board of Directors, I am hereby providing notice of the following essential fact regarding Masisa and its businesses.

Masisa’s Board of Directors, in an extraordinary meeting held on August 25, 2004, resolved to propose to an extraordinary shareholder meeting of Masisa the merger by the incorporation of Masisa into its parent company Terranova S.A., a company listed in the Registro de Valores (Securities Register) of the Superintendencia under the number 825, Terranova consequently absorbing Masisa and becoming its legal successor.

Terranova S.A.’s Board of Directors announced that Terranova will shortly proceed with its registration with the Securities and Exchange Commission (SEC) of the United States of America, in order to complete the registration process before the Shareholder Meeting that should decide upon the proposed merger. Upon the achievement of the mentioned registration, Masisa’s Board of Directors will call, and provide notice of the date of, its corresponding shareholder meeting.

In the opinion of the Board, the proposed merger is highly convenient from the perspective of Masisa as a whole and from the perspective of all its shareholders because it would result in significant operating cost savings in the merged entities, its subsidiaries and affiliates, as well as important benefits from the economies of scale and synergies between the two entities.

Likewise, the Board agreed, based on the economic valuation of Terranova and Masisa performed by the investment bank JP Morgan Chase Bank and also taking into consideration the market value of the said companies, to propose to the Shareholder Meeting a share exchange ratio of 2.56 (two point fifty six) shares of Terranova for 1(one) share of Masisa. As a result, Masisa’ shareholders will receive 2.56 (two point fifty six) new shares of Terranova for each share of Masisa, in the event the merger is completed.

The remaining terms and conditions of the merger will be evaluated and resolved by Masisa’s Boards of Directors in the near future and will be proposed to shareholders once Terranova’s and Masisa’s Boards of Directors decide to call their respective extraordinary shareholders’ meetings to decide upon the aforementioned merger.

Sincerely yours,

Julio Moura
President of the Board of Directors
Masisa S.A.

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Additional Information and Where To Find It

In connection with the proposed business combination, Terranova S.A. will file a registration statement on Form F-4 that will include an information statement/prospectus and both Terranova S.A. and Masisa S.A. may file other relevant documents. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the information statement/prospectus (when it becomes available) and other documents filed by Terranova S.A. or Masisa S.A. with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the information statement/prospectus, when it becomes available, as well as Terranova’s related filings with the SEC, may also be obtained from Terranova by directing a request to Terranova S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Alejandro Droste, or by telephone at 562 350-6000. Free copies of any document filed by Masisa S.A. may also be obtained from Masisa by directing a request to Masisa S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.:Carlos Marin. or by telephone at 562 707-8800.

Forward-Looking Information

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to Terranova and Masisa, are intended to identify forward-looking statements. Statements regarding synergies of the merged companies, future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.